Exhibit 99.3

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (this “Agreement”) is entered into as of February 23, 2021, by and among White Lion Capital LLC, a Nevada limited liability company (“Purchaser”), Scienjoy Holding Corporation, a British Virgin Islands corporation (“Seller”), and Indeglia PC, a California professional corporation (“Escrow Agent”). Purchaser and Seller are sometimes referred to individually as a “Party” and collectively as the “Parties.” For convenience of the Parties only, reference is made to that certain Common Stock Purchase Agreement, dated as of the same date hereof (the “Purchase Agreement”), by and between Purchaser and Seller.

WHEREAS, pursuant to the terms of the Purchase Agreement, Purchaser has agreed to purchase up to $30,000,000 of shares (the “Purchase Notice Shares”) and any additional shares (the “Fixed Purchase Notice Shares” and together with the Purchase Notice Shares, the “Purchase Shares”) of Seller’s ordinary shares, no par value per share and any shares of any other capital stock whether now or hereafter authorized upon the terms and subject to the conditions set forth in the Purchase Agreement.

WHEREAS, pursuant to the terms of the Purchase Agreement, the Parties have agreed to deposit in escrow certain funds and wish such deposit to be subject to the terms and conditions set forth herein.

1. Appointment. The Parties hereby appoint Escrow Agent as their escrow agent for the purposes set forth herein, and Escrow Agent hereby accepts such appointment under the terms and conditions set forth herein.

2. Fund; Reporting.

(a) Purchaser may, from time to time, deposit funds (the “Escrow Funds”) for the purchase of Purchase Shares with the Escrow Agent.  Escrow Agent shall hold the Escrow Funds in the Escrow Agent’s attorney-client trust account. The Parties recognize and agree that the attorney-client trust account is non-interest bearing and that Escrow Agent will not invest any Escrow Funds for benefit of any Party. Upon and on the same day of receipt of the Escrow Funds, Escrow Agent shall use commercially reasonable efforts to notify Seller, via email delivered to the email address of Seller set forth in Section 8, of receipt of the Escrow Funds.

(b) The Parties hereby represent to Escrow Agent that no other tax withholding or information reporting of any kind is required by the Escrow Agent.

3. Disposition and Termination.

(a) Escrow Agent is directed to hold and distribute the Escrow Funds as set forth in this Section 3.

(b) Escrow Agent shall release Escrow Funds in accordance with (i) written instructions that are executed by Authorized Representatives (as defined below) of both Purchaser and Seller substantially in the form of Exhibit A-1 annexed hereto as to the disbursement of some or all of the Escrow Funds (“Joint Payment Instructions”), or (ii) written instructions from an Authorized Representative of the prevailing Party given to effectuate an attached final non-appealable order of a court of competent jurisdiction (a “Court Order”) as to the disbursement of some or all of the Escrow Funds accompanied by a written certification of the prevailing Party’s counsel that such Court Order is final and not subject to any further appeal or proceedings. Escrow Agent shall be entitled conclusively to rely upon any such certification and instruction and shall have no responsibility to review the Court Order to which such certification and instruction refers or to make any determination as to whether such Court Order is final. Copies of any Court Orders will be delivered to Escrow Agent by either the Authorized Representative of Purchaser or Seller and to the other Party.

(c) Amounts distributed pursuant to this Section 3 will be paid to the applicable Party in accordance with wire instructions set forth in Section 3(d) below or furnished by an Authorized Representative of a Party to Escrow Agent and confirmed in accordance with Section 3(e) below.

(d) Notwithstanding anything to the contrary set forth in Section 8, any instructions setting forth, claiming, containing, objecting to, or in any way related to, the transfer or distribution of the Escrow Funds, must be in writing and executed by the appropriate Party or Parties as evidenced by the signatures of the person or persons signing this Agreement or one of their designated persons as set forth on the Designation of Authorized Representatives attached hereto as Schedules 1-A and 1-B (each an “Authorized Representative”), and delivered to Escrow Agent only as a Portable Document Format (“PDF”) (or any electronic signature comply with the U.S. federal ESIGN Act of 2000) attached to an email on a Business Day only at the email address set forth in Section 8 below. Each Designation of Authorized Representatives shall be signed by the Secretary, any Assistant Secretary or other duly authorized officer of the named Party. No instruction for or related to the transfer or distribution of the Escrow Funds shall be deemed delivered and effective unless Escrow Agent actually shall have received it on a Business Day as a PDF (or any electronic signature comply with the U.S. federal ESIGN Act of 2000) attached to an email only at the email address set forth in Section 8 and Escrow Agent has been able to satisfy any applicable security procedures as may be required hereunder. Escrow Agent shall not be liable to any Party or other person for refraining from acting upon any instruction for or related to the transfer or distribution of the Escrow Funds if delivered to any other email address, including but not limited to a valid email address of any employee of Escrow Agent.

Each Party authorizes that Escrow Agent to use the following funds transfer instructions (“Initial Standing Instructions”) specified for it below to disburse any funds due to such Party without a verifying call-back or email confirmation as set forth in Section 3(e) below:

Seller:
Bank name:
Bank address:
Account name:
Account No:
SWIFT Code:

Purchaser:
Bank name:
Bank address:
Account name:
Account No:
ABA Number:

(e) If any other funds transfer instructions other than the Initial Standing Instructions are set forth in a permitted instruction from a Party or the Parties in accordance with this Agreement, (any such additional funds transfer instructions, “Additional Standing Instructions” and, together with the Initial Standing Instructions, the “Standing Instructions”), Escrow Agent will confirm such Additional Standing Instructions by a telephone call-back or email confirmation to an Authorized Representatives of such Party or Parties, and Escrow Agent may rely and act upon the confirmation of anyone purporting to be that Authorized Representative. No funds will be disbursed until such confirmation occurs. Each Party agrees that after such confirmation, Escrow Agent may continue to rely solely upon such Additional Standing Instructions and all identifying information set forth therein for such beneficiary without an additional telephone callback or email confirmation. Further, it is understood and agreed that if multiple disbursements are provided for under this Agreement pursuant to any Standing Instructions, only the date, amount and/or description of payments may change without requiring a telephone call-back or email confirmation. The persons designated as Authorized Representatives and telephone numbers for same may be changed only in a writing executed by an Authorized Representative or other duly authorized officer of the applicable Party setting forth such changes and actually received by Escrow Agent as a PDF attached to an email. Escrow Agent will confirm any such change in Authorized Representatives by telephone callback or email confirmation to an Authorized Representative and Escrow Agent may rely and act upon the confirmation of anyone purporting to be that Authorized Representative. Escrow Agent, any intermediary bank and the beneficiary’s bank in any funds transfer may rely upon the identifying number of the beneficiary’s bank or any intermediary bank included in a funds transfer instruction provided by a Party or the Parties and confirmed by an Authorized Representative. Further the beneficiary’s bank in the funds transfer instruction may make payment on the basis of the account number provided in such Party’s or the Parties’ instruction and confirmed by an Authorized Representative even though it identifies a person different from the named beneficiary.

(f) The Parties acknowledge that there are certain security, corruption, transmission error and access availability risks associated with using open networks such as the internet, and the Parties hereby expressly assume such risks.

(g)  Notwithstanding anything to the contrary contained in this Agreement, in the event that an electronic signature is affixed to an instruction issued hereunder to disburse or transfer funds, Escrow Agent may, at its sole and absolute discretion, require that such instruction be confirmed by a verifying callback (or email confirmation) to an Authorized Representative.

(h) As used in this Section 3, “Business Day” shall mean any day other than a Saturday, Sunday, or any other day on which Escrow Agent located at the notice address set forth below is authorized or required by law or executive order to remain closed. The Parties acknowledge that the security procedures set forth in this Section 3 are commercially reasonable. Upon the earlier of (i) delivery of the Escrow Funds in full by Escrow Agent pursuant to Section 3(i) below; (ii) the termination of the Purchase Agreement; and (iii) the written agreement of each of the Parties, this Agreement shall terminate and the related account(s) shall be closed, subject to the provisions of Section 6 and 7.

(i) This Agreement will be terminated automatically on the date on which all of the Escrow Funds in the aggregate amount of $30,0000,000 have been distributed and the escrow account(s) will be closed. This Agreement may also be terminated at any time by a written agreement executed by each of the Parties.

4. Escrow Agent. Escrow Agent shall have only those duties as are specifically and expressly provided herein, which shall be deemed purely ministerial in nature, and no other duties, including but not limited to any fiduciary duty, shall be implied. Escrow Agent has no knowledge of, nor any obligation to comply with, the terms and conditions of any other agreement between the Parties, nor shall Escrow Agent be required to determine if any Party has complied with any other agreement. Notwithstanding the terms of any other agreement between the Parties, the terms and conditions of this Agreement shall control the actions of Escrow Agent. Escrow Agent may conclusively rely upon any written notice, document, instruction or request delivered by the Parties believed by it to be genuine and to have been signed by an Authorized Representative(s), as applicable, without inquiry and without requiring substantiating evidence of any kind and Escrow Agent shall be under no duty to inquire into or investigate the validity, accuracy, or content of any such document, notice, instruction or request. Any notice, document, instruction, or request delivered by a Party but not required under this Agreement may be disregarded by Escrow Agent and returned to the sending Party. Escrow Agent shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith except to the extent that Escrow Agent’s gross negligence or willful misconduct was the cause of any direct loss to either Party. Escrow Agent may execute any of its powers and perform any of its duties hereunder directly or through affiliates or agents. In the event Escrow Agent shall be uncertain, or believes there is some ambiguity, as to its duties or rights hereunder, or receives instructions, claims, or demands from any Party hereto which in Escrow Agent’s judgment conflict with the provisions of this Agreement, or if Escrow Agent receives conflicting instructions from the Parties, Escrow Agent shall be entitled either to: (a) refrain from taking any action until it shall be given (i) a joint written direction executed by Authorized Representatives of the Parties which eliminates such conflict or (ii) a court order issued by a court of competent jurisdiction (it being understood that Escrow Agent shall be entitled conclusively to rely and act upon any such court order delivered in compliance with Section 3(b)); or (b) file an action in interpleader. Escrow Agent shall have no duty to solicit any payments which may be due it, including, without limitation, the Escrow Funds nor shall Escrow Agent have any duty or obligation to confirm or verify the accuracy or correctness of any amounts deposited with it hereunder. Anything in this Agreement to the contrary notwithstanding, in no event shall Escrow Agent be liable for special, incidental, punitive, indirect, or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

5. Resignation; Succession. Escrow Agent may resign and be discharged from its duties or obligations hereunder by giving not less than thirty (30) days advance notice in writing of such resignation to the Parties and Escrow Agent may be discharged of its duties or obligations without cause by the Parties at any time upon its receipt of not less than thirty (30) days advance written notice of its discharge from the Parties. Escrow Agent’s sole responsibility after such thirty (30) day notice period expires shall be to hold the Escrow Funds (without any obligation to reinvest the same) and to deliver the same to a designated substitute escrow agent, if any, appointed by the Parties, or such other person designated by the Parties, or in accordance with the directions of a final court order, at which time of delivery, Escrow Agent’s obligations hereunder shall cease and terminate. If prior to the effective resignation or removal date, the Parties have failed to appoint a successor escrow agent, or to instruct Escrow Agent to deliver the Escrow Funds to another person as provided above, or if such delivery is contrary to applicable law, at any time on or after the effective resignation date, Escrow Agent either (a) may interplead the Escrow Funds with a court located in the County of Los Angeles, State of California and the costs, expenses, and reasonable attorney’s fees (whether the Escrow Agent chooses to represent itself or engage other counsel) which are incurred in connection with such proceeding may be charged against and withdrawn from the Escrow Funds; or (b) appoint a successor escrow agent of its own choice. Any appointment of a successor escrow agent shall be binding upon the Parties and no appointed successor escrow agent shall be deemed to be an agent of Escrow Agent. Escrow Agent shall deliver the Escrow Funds to any appointed successor escrow agent, at which time Escrow Agent’s obligations under this Agreement shall cease and terminate. Any entity into which Escrow Agent may be merged or converted or with which it may be consolidated, or any entity to which all or substantially all of the escrow business may be transferred, shall be Escrow Agent under this Agreement without further act.

6. Compensation; Acknowledgment. The Parties agree jointly and severally to pay Escrow Agent upon execution of this Agreement and from time to time thereafter reasonable compensation for the services to be rendered hereunder, which unless otherwise agreed in writing, shall be as described in Schedule 2. As between the Parties, Seller and Purchaser will each be responsible for one-half of all amounts payable or reimbursable to Escrow Agent under this Section 6 or otherwise provided for in this Agreement. Each of the Parties further agrees to the disclosures and agreements set forth in Schedule 2.

7.  Indemnification and Reimbursement. The Parties agree jointly and severally to indemnify, defend, hold harmless, pay, or reimburse Escrow Agent and its affiliates and their respective successors, assigns, directors, agents and employees (the “Indemnitees”) from and against any and all losses, damages, claims, liabilities, penalties, judgments, settlements, litigation, investigations, costs or expenses (including, without limitation, the fees and expenses of outside counsel (or, if the Escrow Agent chooses to represent itself, the reasonable fees of Escrow Agent) and experts and their staffs and all expense of document location, duplication, and shipment) (collectively “Losses”), arising directly or indirectly from (a) Escrow Agent’s performance of this Agreement, except to the extent that such Losses are determined by a court of competent jurisdiction to have been caused by the gross negligence, willful misconduct, or bad faith of such Indemnitee; and (b) Escrow Agent’s following, accepting or acting upon any instructions or directions, whether joint or singular, from the Parties received in accordance with this Agreement. The Parties hereby grant Escrow Agent a right of set-off against the Escrow Funds for the payment of any claim for indemnification, fees, expenses and amounts due to Escrow Agent or an Indemnitee. In furtherance of the foregoing, Escrow Agent is expressly authorized and directed, but shall not be obligated, to charge against and withdraw from the Escrow Funds for its own account or for the account of an Indemnitee any amounts due to Escrow Agent or to an Indemnitee under Section 6 or 7. The obligations set forth in this Section 7 shall survive the resignation, replacement or removal of Escrow Agent or the termination of this Agreement. Seller and Purchaser agree that irrespective of any joint and several liability that either may have to Escrow Agent under this Agreement, as between them, Seller and Purchaser will each only be liable for 50% of any Losses incurred by Escrow Agent which result in reimbursement or indemnification under this Section 7. As between the Parties, if either Seller or Purchaser incur(s) greater than 50% of any such Losses, Seller or Purchaser, as applicable, will promptly make payment to the other such that each of Seller and Purchaser has borne 50% of all amounts which are paid to Escrow Agent under this Section 7.

8. Notices. Except as otherwise provided in Section 3, all communications hereunder shall be in writing or set forth in a PDF file attached to an email, and all instructions from a Party or the Parties to Escrow Agent shall be executed by an Authorized Representative, and shall be delivered in accordance with the terms of this Agreement by email or overnight courier only to the appropriate email address or notice address set forth for each party as follows:

If to Purchaser:	White Lion Capital LLC
16911 San Fernando Mission Blvd Suite #183
Granada Hills, CA 91344
Attn: Nathan Yee, Managing Director

with a copy to (which copy shall not constitute notice):

K&L Gates LLP
200 S. Biscayne Blvd., Ste. 3900
Miami, FL 33131
Attn: John D. Owens, III, Esq.

If to Seller:	Scienjoy Holding Corporation
3rd Floor, JIA No. 34, Shenggu Nanli
Chaoyang District, Beijing
People’s Republic of China (Contact Information)
Attn: Denny Tang

If to Escrow Agent:	Indeglia PC
13274 Fiji Way, Suite 250
Marina del Rey, CA 90292
Attention: Marc A. Indeglia

9. Compliance with Court Orders. In the event that a legal garnishment, attachment, levy restraining notice, or court order is served with respect to any of the Escrow Funds, or the delivery thereof shall be stayed or enjoined by an order of a court, Escrow Agent is hereby expressly authorized, in its sole discretion, to obey and comply with all such orders so entered or issued, and in the event that Escrow Agent obeys or complies with any such order it shall not be liable to any of the Parties hereto or to any other person by reason of such compliance notwithstanding such order be subsequently reversed, modified, annulled, set aside, or vacated.

10. Miscellaneous. The provisions of this Agreement may be waived, altered, amended, or supplemented only by a writing signed by Escrow Agent and the Parties. Neither this Agreement nor any right or interest hereunder may be assigned by any Party without the prior consent of Escrow Agent and the other Party. This Agreement shall be governed by and construed under the laws of the State of California. To the extent that in any jurisdiction either Party may now or hereafter be entitled to claim for itself or its assets, immunity from suit, execution, attachment, (before or after judgment) or other legal process, such Party shall not claim, and hereby irrevocably waives, such immunity. Each Party and Escrow Agent irrevocably waives any objection on the grounds of venue, forum non-conveniens, or any similar grounds and irrevocably consents to service of process by mail or in any other manner permitted by applicable law and consents to the exclusive jurisdiction of the federal and state courts located in the County of Los Angeles, State of California. Escrow Agent and the Parties further hereby waive any right to a trial by jury with respect to any lawsuit or judicial proceeding arising or relating to this Agreement to the maximum extent provided by law. No party to this Agreement is liable to any other party for losses due to, or if it is unable to perform its obligations under the terms of this Agreement because of, acts of one or more Gods, pandemic, fire, war, terrorism, floods, strikes, electrical outages, equipment or transmission failure, or other causes reasonably beyond its control. This Agreement and any joint instructions from the Parties may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument or instruction, as applicable. This Agreement may be executed and transmitted as a PDF attached to an email and each such execution shall be of the same legal effect, validity, and enforceability as a manually executed original, wet-inked signature. All signatures of the parties to this Agreement may be transmitted as a PDF attached to an email, and such PDF will, for all purposes, be deemed to be the original signature of such Party whose signature it reproduces and will be binding upon such Party. If any provision of this Agreement is determined to be prohibited or unenforceable by reason of any applicable law of a jurisdiction, then such provision shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions thereof, and any such prohibition or unenforceability in such jurisdiction shall not invalidate or render unenforceable such provisions in any other jurisdiction. Each Party represents, warrants, and covenants that (i) each document, notice, instruction, or request provided by such Party to Escrow Agent shall comply with applicable laws and regulations; (ii) such Party has full power and authority to enter into, execute, and deliver this Agreement and to perform all of the duties and obligations to be performed by it hereunder; and (iii) the person(s) executing this Agreement on such Party’s behalf and certifying Authorized Representatives in the applicable Schedule 1 have been duly and properly authorized to do so, and each Authorized Representative of such Party has been duly and properly authorized to take the actions specified for such person in the applicable Schedule 1. Except as expressly provided in Section 7 above, nothing in this Agreement, whether express or implied, shall be construed to give to any person or entity other than Escrow Agent and the Parties any legal or equitable right, remedy, interest, or claim under or in respect of the Escrow Funds or this Agreement.

The Parties authorize Escrow Agent to disclose information with respect to this Agreement and the account(s) established hereunder, the Parties, or any transaction hereunder if such disclosure is: (i) necessary or desirable, in Escrow Agent’s opinion, for the purpose of allowing Escrow Agent to perform its duties and to exercise its powers and rights hereunder; (ii) to a proposed assignee of the rights of Escrow Agent; (iii) to a branch, affiliate, subsidiary, employee, or agent of Escrow Agent or to their auditors, regulators, or legal advisers or to any competent court; (iv) to the auditors of any of the Parties; or (v) required by applicable law, regardless of whether the disclosure is made in the country in which each Party resides, in which the escrow account is maintained, or in which the transaction contemplated hereby is conducted. The Parties agree that such disclosures by Escrow Agent and its affiliates may be transmitted across national boundaries and through networks, including those owned by third parties.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date set forth above.

WHITE LION CAPITAL llc
As Purchaser

By:	/s/ Nathan Yee
Name:	Nathan Yee
Title:	Managing Director

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date set forth above.

Scienjoy holding corporaiton
As Seller

By:	/s/ Xiaowu He
Name:	Xiaowu He
Title:	Chief Executive Officer

IN WITNESS WHEREOF, the Escrow Agent hereto have executed this Agreement as of the date set forth above.

INDEGLIA PC
As Escrow Agent

By:	/s/ Marc Indeglia
Name:	Marc Indeglia
Title:	President

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